ADVISORS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

This OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made as of the 11th day of September, 2014, by and between Advisors Series Trust, a Delaware statutory trust (hereinafter called the “Trust”), on behalf of Chase Growth Fund (the “Fund”), a series of the Trust, and Chase Investment Counsel Corporation, a Virginia corporation (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated September 5, 1997, as amended (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses.  The Adviser hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Schedule A (the “Annual Limits”) with respect to the Fund and each Class.  In the event that the current Operating Expenses, as accrued each month, exceed its Annual Limit, the Adviser will pay to each Fund Class, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition.  For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund and a Class is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, and any other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, interest expense, dividends on securities sold short, acquired fund fees and expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses.  The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. Term.  This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser.  This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement will automatically terminate, with respect to the Fund, if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	CHASE INVESTMENT COUNSEL CORPORATION

By: /s/ Douglas G. Hess	By: /s/ Jennifer King
Name: Douglas G. Hess	Name: Jennifer King
Title: President	Title: Senior Vice President and Chief Compliance Officer

SCHEDULE A

(entered into as of September 11, 2014 and effective as of the Fund’s annual registration statement update on or around January 28, 2015)

Advisors Series Trust Fund and Share Classes	Operating Expense Limit as a Percentage of Average Daily Net Assets
Chase Growth Fund – Class N	1.40%
Chase Growth Fund – Institutional Class	1.15%